Exhibit 20.1

UNANIMOUS WRITTEN CONSENT

IN LIEU OF FORMAL ACTION BY THE BOARD OF DIRECTORS OF

DISCOVERY GOLD CORPORATION

The undersigned, constituting all of Board of Directors of Discovery Gold Corporation, a Nevada corporation (“DCGD”), do hereby unanimously consent to the adoption of the following resolutions to the same extent and with the same force and effect as if adopted at a formal meeting of the Board of Directors (“Board”) of the

Company, by signing this written consent thereto pursuant to Chapter 78.315 of the Nevada Revised Statutes, effective as of the 21" day of June, 2019.

WHEREAS, the Board acknowledges (i) that its two primary stockholders, Stephen Flechner and David Cutler (“Sellers”), have entered into a Stock Purchase Agreement (“SPA”) dated June 20, 2019, for the sale of their beneficial ownership of 55.65% of the outstanding common shares of DCGD to GRN Funds, LLC. (“Buyer”), whose Manager is Justin Costello; (ii) that pursuant to said SPA, GRN will, as part of the Closing of said SPA Transaction, pay off DCGD’s liabilities as represented to Buyer by Sellers in the SPA, and receive Releases from each such payee; and (iii) the Board has received resignations from Stephen Flechner and Ralph Shearing as officers and directors of DCGD, effective upon closing of the above transaction not later than June 28, 2019

NOW, THEREFORE BE IT:

RESOLVED, that the Board (A) accepts the resignations of Messrs. Flechner and Shearing (including termination and elimination of Flechner’s consulting agreement and accruals), and appoints Justin Costello to be the sole Director of DCGD, provided that the above SPA Transaction is closed not later than June 28, 2019; (B) acknowledges and accepts the Releases from the parties receiving payments as part of the closing of the

SPA Transaction; (C) ratifies, approves, instructs, adopts and confirms termination of the Equity Incentive Plan of 2012; and (D) ratifies, approves, authorizes, adopts and confirms all acts and things taken and done, documents signed and/or delivered, agreements entered into and decisions made by officers and directors and the Board of DCGD; and

RESOLVED, that the proper officer (Stephen Flechner), and directors of DCGD be, and each of them hereby are, authorized and empowered, in the name of DCGD and on its behalf, to execute and deliver all such further documents, instruments and agreements, and to do all such further acts and things, as such officer or director, in their sole discretion, shall determine to be necessary, appropriate or desirable to effectuate the foregoing resolutions, any such determination to be conclusively evidenced by the execution and delivery by such officer or director of any such document, instrument or agreement or the doing by them of any such act or thing; and be it further

RESOLVED, that this consent may be executed in one or more counterparts.

IN WITNESS WHEREOF, the undersigned, being all of the directors of the Company, consent hereto in writing as of the first date written above, and direct that this instrument be filed with the minutes of proceedings of the Board of Directors of the Company.

/s/ Ralph Shearing

/s/ Stephen E. Flechner